June 13 , 2019

VIA EDGAR

Christopher Dunham

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	OptimumBank Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 22, 2019
File No. 000-50755

Dear Mr. Dunham:

On behalf of OptimumBank Holdings, Inc., a Florida corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated May 15, 2019, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 22, 2019. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter. Please note that we are simultaneously filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).

General

1.	Please provide us with your detailed legal analysis for whether the proposed exchange offer constitutes a tender offer under Exchange Act Rule 13e-4.

In response to the Staff’s comment, we have added language on page 16 of Amendment No. 1 providing more detail about the exchange offer and specifying that the exchange offer will be structured as a tender offer. Once the Company has received shareholder approval under the applicable Nasdaq rules, it will commence the exchange offer and comply with all applicable tender offer and other SEC rules and regulations. The Trust Preferred Securities are not equity securities of the Company or an affiliate the Company but are rather debt instruments. The Company therefore intends to make the exchange offer as a debt tender offer under the provisions of Regulation 14E.

Christopher Dunham June 13 , 2019 Page 2

Proposal No. 2, page 15

2.	Please revise to disclose all material terms of the Trust Preferred Securities issued by OptimumBank Capital Trust I and your proposed exchange offer. For example, please disclose:

●	The interest rate, payment schedule, and whether and how accrued interest is capitalized for payments due to holders of the Trust Preferred Securities;
●	Whether principal, interest, or some combination will be satisfied in the event a holder accepts the exchange of less than all of their Trust Preferred Securities;
●	How you will treat over subscriptions in the event that (i) more than $3,150,000 Trust Preferred Securities are accepted for exchange, and/or (ii) a person accepts the exchange such that they would be the beneficial owner of more than 9.9% of your common stock;
●	If true, that the common stock issued in exchange may be issued at different prices, depending on the market price of your common stock on the date on which a holder delivers acceptance of the exchange offer to you;
●	Any material restrictions on common stock issued in exchange for your outstanding Trust Preferred Securities and the exemption(s) from registration on which you intend to rely;
●	The nature of Mr. Gubin’s affiliate relationship with Preferred Shares, LLC, including his interest therein; and
●	The terms of Preferred Shares, LLC’s initial acquisition of 5,000 Trust Preferred Securities on May 8, 2018 and its sale of 694 Trust Preferred Securities during the third quarter of 2018 (e.g., price paid, outstanding balance, conversion terms, etc.).

In response to the Staff’s comment, we have added further disclosure regarding the terms of the Debenture and the Trust Preferred Securities and the transaction in which they were issued on page 15 of Amendment No. 1.

Further description of the terms of the exchange offer is included on page 16 of Amendment No. 1. In addition, in response to the last two bullet points, additional disclosure has been added on page 15 of Amendment No. 1.

Christopher Dunham June 13 , 2019 Page 3

Proposal No. 3, page 19

3.	Please disclose the material terms on which Preferred Shares, LLC proposes to transfer any or all of its 4,306 Trust Preferred Securities so that other individuals may participate in your exchange offer as required by Item 5 of Schedule 14A. Please also tell us the exemption(s) from registration on which Preferred Shares, LLC intends to rely in order to resell these securities.

In response to the first sentence of the Staff’s comment, disclosure has been added on page 18 of Amendment No. 1.

In response to the second sentence, it is the Company’s understanding that Preferred Shares, LLC intends to transfer a portion of the Trust Preferred Securities to a limited number of third parties. Additionally, Preferred Shares, LLC may itself participate in the exchange offer provided that Mr. Gubin’s beneficial ownership of the common stock of the Company remains below 9.9% of the outstanding shares. With regard to the transfer of Trust Preferred Securities by Preferred Shares, LLC to third parties, please note the following:

●	Preferred Shares, LLC would only transfer the Trust Preferred Securities to a limited number of investors (not more than 10) with whom Mr. Gubin has a pre-existing business or personal relationship.

●	Preferred Shares, LLC would not engage in any form of general solicitation.

●	Preferred Shares, LLC would only transfer the Trust Preferred Securities to investors who are accredited investors (as such term is defined under Rule 501 of Regulation D).

●	Preferred Shares, LLC would not engage any third party to offer the Trust Preferred Securities to any third party or pay any compensation to any third party in connection with the transfer of the Trust Preferred Securities.

●	Each transferee will be required to represent that it is not acquiring the Trust Preferred Securities with a view to any “distribution” of the Trust Preferred Securiites.

●	Each transferee will acknowledge and agree that the Trust Preferred Securities cannot be resold or otherwise transferred except in a transaction that is either exempt from or not subject to the registration requirements of the Securities Act of 1933, as amended.

Based on the foregoing, the transfers by Preferred Shares, LLC should qualify for the exemption from registration under the so-called “Section 4(a)(1½) exemption”. The transfers would have all of the characteristics of a transaction under this exemption, including the limited number of transferees, the absence of any general solicitation, investor sophistication and appropriate resale restrictions. The transferees will not be “underwriters” as they will not be involved in a “distribution” (as defined in Section 2(11) of the Securities Act) of the Trust Preferred Securities. The definition of “distribution” in Section 2(11) is essentially synonymous with “public offering” as used in Section 4(a)(2).

Any subsequent transfer of the Trust Preferred Securities to the Company would not constitute a “distribution” given that the Company would be acquiring securities of an affiliate. The Company is the one party most knowledgeable about the Trust Preferred Securities, their value and their potential risks.

Christopher Dunham June 13 , 2019 Page 4

Similarly, any issuance of shares of common stock by the Company in the exchange offer would be structured to qualify for the exemption from registration provided by Section 4(a)(2), as a transaction by an issuer not involving any public offering. As noted above, only a limited number of accredited investors would acquire the Trust Preferred Securities and exchange them for shares of the Company. In addition, they will all acknowledge that they are receiving restricted securities and that they have had the opportunity to review the Company’s filings with the SEC.

4.	We note that Mr. Gubin abstained from voting on proposals relating to the Trust Preferred Securities given his current ownership interest therein. Please revise to disclose whether your board of directors considered if any other directors had a conflict of interest with respect to proposal 3 given that it seeks to authorize the participation of all “officers, directors and employees” in the exchange offer and, if so, the material conclusions reached by the board as well as how any such conflicts were addressed.

In response to the Staff’s comment, the disclosure has been revised on page s 18 and 19 of Amendment No.1 to reflect that, in addition to Mr. Gubin, Mr. Klein and Mr. Zwelling, also Directors of the Company, abstained on the votes. Other than Mr. Gubin, Mr. Klein and Mr. Zwelling, no Director, officer or employee of the Company or the Bank will be permitted to participate in the exchange offer.

Management Compensation – Director Compensation, page 28

5.	Revise to disclose the material factors necessary to understand the “additional services as a director” that Mr. Gubin performed in 2018 in exchange for his $200,000 in stock awards, as well as why Mr. Gubin receives a higher fee per meeting attended than other directors. Refer to Item 402(r)(3) of Regulation S-K.

In response to the Staff’s comment, additional disclosure has been added on page 28 of Amendment No. 1 regarding the compensation of the Company’s Directors.

Christopher Dunham June 13 , 2019 Page 5

How to Obtain Exhibits to Form 10-K and Other Information, page 32

6.	Please revise to include all financial information required by Item 12(f) of Schedule 14A in your proxy statement itself as you do not appear eligible to incorporate this information by reference pursuant to either Item 13(b)(1) or Item 13(c)(1) of Schedule 14A. In this regard we note that you propose to issue a significant amount of common stock relative to the amount already outstanding, that you may do so below the recent market price of your common stock, and that increasing your stockholders’ equity based on the value of the Trust Preferred Securities acquired is one of your reasons for the proposed exchange offer. Accordingly, such information appears material for the exercise of prudent judgment in regard to the matters to be acted upon and may not be omitted in reliance on Instruction 1 to Item 13 of Schedule 14A.

In response to the Staff’s comment, the financial information required by Item 12(f) of Schedule 14A has been added as Exhibit B to Amendment No. 1.

If you have any questions with regard to the foregoing or Amendment No. 1, please call me at (305) 379-914 1 .

Sincerely,

SHUTTS & BOWEN LLP

/s/ J. Thomas Cookson

cc:	Erin Purnell
Securities and Exchange Commission

David Edgar
OptimumBank Holdings, Inc.

Alfred G. Smith
Shutts & Bowen, LLP